UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 1st, 2025

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Republic of the Congo: TotalEnergies is Awarded a New Exploration Permit (September 1, 2025).

Exhibit 99.2	Disclosure of Transactions in Own Shares (September 1, 2025).

Exhibit 99.3	Nigeria: TotalEnergies is Awarded Two Offshore Exploration Permits (September 2, 2025).

Exhibit 99.4	Disclosure of Transactions in Own Shares (September 8, 2025).

Exhibit 99.5	South Korea: TotalEnergies to supply 1 million tons per year of LNG to KOGAS for 10 years (September 9, 2025).

Exhibit 99.6	United States: TotalEnergies reaches Final Investment Decision with its Partners on Rio Grande LNG Train 4, with a 10% Direct Participating Interest and 1.5 MT LNG offtake (September 10, 2025).

Exhibit 99.7	Iraq: TotalEnergies Launches the Construction of the Final Two Major Projects of the GGIP (September 15, 2025).

Exhibit 99.8	Disclosure of Transactions in Own Shares (September 15, 2025).

Exhibit 99.9	Liberia: TotalEnergies is Awarded Four Offshore Exploration Permits (September 17, 2025).

Exhibit 99.10	Disclosure of Transactions in Own Shares (September 22, 2025).

Exhibit 99.11	France: TotalEnergies Selected by the State as Operator of the Country’s Largest Renewable Energy Project (September 24, 2025).

Exhibit 99.12	The Board of Directors of TotalEnergies confirms the relevance and progress of the Company’s strategy, as the differentiated and profitably growing energy major (September 24, 2025).

Exhibit 99.13	Digital Transformation: TotalEnergies and Cognite Expand Their Partnership to Scale Industrial AI (September 26, 2025).

Exhibit 99.14	Articles of Associations (Statuts) of TotalEnergies SE (September 26, 2025).

Exhibit 99.15	Renewables: TotalEnergies Divests 50% of 1.4 GW Solar Portfolio in North America (September 29, 2025).

Exhibit 99.16	United States: TotalEnergies Pursues its Gas Value Chain Integration by Acquiring Producing Assets in the Anadarko Basin (September 29, 2025).

Exhibit 99.17	2025 Strategy and Outlook Presentation (September 29, 2025).

Exhibit 99.18	Disclosure of Transactions in Own Shares (September 29, 2025).

Exhibit 99.19	Renewables: TotalEnergies Divests 50% of a 270 MW Portfolio in France (September 30, 2025).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: October 1st, 2025	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer